

April 25, 2013

<u>Via E-mail</u>
Candice J. Wells
Vice President, Assistant General
   Counsel and Corporate Secretary
Linn Energy, LLC
600 Travis Street, Suite 5100
Houston, Texas 77002

> **Re:** **LinnCo, LLC**
> **Linn Energy, LLC**
> **Registration Statement on Form S-4**
> **Filed March 22, 2013**
> **File No. 333-187484**
>
> **Linn Energy, LLC**
> **Linn Energy Finance Corp.**
> **Registration Statement on Form S-4**
> **Filed March 22, 2013**
> **File No. 333-187458**
>
> **Linn Energy, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **Current Report on Form 8-K**
> **Filed February 21, 2013**
> **Current Report on Form 8-K**
> **Filed February 15, 2013**
> **File No. 0-51719**

Dear Ms. Wells:

We have limited our review of your registration statements and other public filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information and by amending your other public filings, providing the requested information or advising us when you will provide the requested response. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements, your other public filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 (File No. 333-187484)

General

1.   Please modify the accounting and disclosures in your registration statement as necessary to address in a consistent fashion all applicable comments written on your periodic and current reports.

Questions and Answers About the Meetings, page 1

2.   We note the question "If I am a Berry stockholder, what will I receive for my Berry shares in the proposed merger?" Please expand to discuss the material risks of owning LinnCo shares, and the differences between owning LinnCo shares as compared to owning Berry shares. For example, discuss:

- the potentially substantial income tax liabilities that LinnCo will incur on income allocated to LinnCo by LINN with respect to the LINN units it owns;

- that LinnCo's sole business has consisted of owning units of LINN and its financial conditions have been dependent on the operation and management of LINN;

- that LinnCo is a "controlled company" since LINN holds the sole voting share and has the sole power to elect the LinnCo board of directors;

- the inability of LinnCo shareholders to elect LinnCo directors; and

- the limited call right.

Also provide a cross-reference the "Comparison of Securityholders' Rights" and risk factors sections as appropriate.

LinnCo Proposal No. 2—LinnCo LLC Agreement Amendment Proposal, page 62

3.   Please provide us with an analysis as to whether each change contemplated by the amendment to the LinnCo LLC Agreement should be unbundled.

Background of the Merger, page 78

4.   We note your disclosure that during the weekend of February 16, 2013, representatives of management of each of Berry, LINN and LinnCo reviewed and discussed LINN's accounting practices relating to derivatives with representatives of each party's outside legal and financial advisors. Please expand to discuss in further detail the nature of those reviews and discussions. If any changes in the terms of the merger were contemplated as a result, please discuss.

5.   Please expand to explain the reasons and impact, if any, of the resignations of the members of the LinnCo Conflicts Committee from the LINN board of directors and the resignations of the members of the LINN Conflicts Committee from the LinnCo board of directors on February 19, 2013.

Pro Forma Financial Information, page 164

Note 1 - Basis of Presentation, page 172

6.   We note your disclosure indicating that the two acquisitions from BP America Production Company are reflected in your Pro Forma Statement of Operations for the year ended December 31, 2012 as if they had been completed January 1, 2011. Please explain how your results differ in comparison to those that would arise using January 1, 2012, as would be the practice adhering to the guidance in Rule 11-02(b)(6) of Regulation S-X, and explain why you believe this does not apply.

Note 4 - Pro Forma Adjustments, page 174

(a) Preliminary Estimated Purchase Price of Berry, page 168

7.   Please reconcile the $2.8 billion purchase price estimate to the corresponding disclosure on page 34 of your Form 10-K indicating a value of $4.3 billion.

8.   Please expand your disclosure to clarify why applying the exchange ratio of 1.25 to the sum of both the Berry common shares and LINN units to be issued for its equity awards amounting to 57,526 does not overestimate the number of units that will be issued in exchange. In other words, please clarify why the exchange ratio is also applied to the LINN units to be issued for the Berry equity awards.

(c) Acquisition Accounting Adjustments

9.   We understand from the disclosures on pages 17 and 163 that Berry Petroleum Company has acquired commodity derivatives following the execution of your merger agreement at your request; and that you would have the risks and rewards of ownership of these instruments even if the merger agreement is terminated. Please provide details of this arrangement along with your pro forma presentation, such as the mix of derivative instruments, quantities and percentages of future oil and gas production to which they relate, range of dates to settle, and your rationale for having your acquisition target acquire these instruments in advance of the merger, rather than to acquire them directly. We would also like to understand why you believe a related pro forma adjustment is not necessary to comply with either Rule 11-01(a)(8) or Rule 11-02(b)(6) of Regulation S-X.

Note 5 - Supplemental Oil and Natural Gas Reserve Information, page 177

10.   Tell us why you have not included an adjustment for the difference in income tax expenses between Linn Energy, LLC and Berry Petroleum Company in computing your pro forma measure of the standardized measure of discounted future net cash flows on page 179.

11.   We note your disclosure stating that your pro forma reserve data represent estimates only and should not be construed as being precise. Your estimates of proved reserves must meet the criteria of reasonable certainty in Rule 4-10(a)(22) and (24) of Regulation S-X. Therefore, please remove this language or tell us why you believe it is appropriate.

12.   Tell us the extent to which you have relied upon pricing in contractual arrangements in estimating the reserves as of December 31, 2012. Please describe these arrangements and your accounting for them under GAAP.

Exhibits

13.   Please file the legal and tax opinions as soon as possible so that we may review them.

Registration Statement on Form S-4 (File No. 333-187458)

14.   We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding comments contained herein have been resolved.

Form 10-K for the Fiscal Year Ended December 31, 2012

Selected Financial Data, page 32

15.   We note your disclosure in footnote 2 indicating that your measure of cash flow from operating activities "includes premiums paid for derivatives." However, the amounts that you reference for such premiums appear to be deducted in your reconciliation on page 72, thereby excluded from the measure. Please modify this disclosure and any similar references elsewhere in your filing to clarify the extent to which your measures of operating cash flows are other than net of payments made for derivative premiums and proceeds on derivatives settled.

16.   Please submit a reconciliation showing the differences between the cash settlements and premiums shown on page 72, and the realized gains and losses for derivatives reported on pages 41 and 47, for each period presented.

Management's Discussion and Analysis, page 33

Executive Overview

17.   We note that you provide a list of summary points on page 33 highlighting your results for the year ended December 31, 2012, which includes realized gains on commodity derivatives, non-GAAP Adjusted EBITDA, non-GAAP Adjusted Net Income, and capital expenditures. However, you do not include in your list unrealized losses on commodity derivatives or GAAP measures of operating cash flows or net income, and your capital expenditures do not correlate with the activity shown in your Statements of Cash Flows on page 72. We do not see any mention of disclosure of any corresponding GAAP information until page 38.

You are required when presenting non-GAAP information in your filing to include a presentation, having equal or greater prominence, of the most directly comparable financial measures calculated in accordance with GAAP to comply with Item 10(e) of Regulation S-K. Please explain why you believe your presentation complies with this disclosure requirement.

Non-GAAP Financial Measures

Adjusted EBITDA, page 57

18.   We note your disclosure stating the non-GAAP measure Adjusted EBITDA is used by management "...to indicate (prior to the establishment of any reserves by its Board of Directors) the cash distributions the Company expects to make to unitholders." We see that you have computed this measure at $1,403 million, $998 million, and $732 million

for the years ended December 31, 2012, 2011 and 2010; and based on disclosures in your prior annual report on Form 10-K, $566 million at the end of 2009. However, we also note that you report distributions to unitholders of $597 million, $466 million, and $366 million for the three most recent fiscal years on pages 71 and 72.

Given your stated reason for disclosing the measures, explain to us how you have considered providing disclosure to explain why these non-GAAP measures are significantly in excess of actual distributions, or identify any disclosures in your filing that you believe adequately address these variances. In this regard, please note that you are required to disclose the reason you believe your non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. See Item 10(e)(1)(i)(C) of Regulation S-K.

19. The guidance in Item 10(e)(1)(ii)(A) of Regulation S-K prohibits excluding charges or liabilities that have required or will require cash settlement from non-GAAP liquidity measures, although this does not apply to the liquidity measure of EBITDA, as defined in the paragraph. However, in presenting the non-GAAP measure of Adjusted EBITDA you appear to be excluding various amounts that appear to have cash implications. Tell us your rationale for each adjustment of this nature. If you do not regard this non-GAAP measure as a liquidity measure then please reconcile your view with the stated reason for presenting it and explain why you believe the guidance in Item 10(e)(1)(ii)(E) of Regulation S-K, should not require using a different label that is more representational.

20. Tell us how you determined that net income was most comparable to your non-GAAP measures of Adjusted EBITDA in preparing the reconciliation required under Item 10(e)(1)(i)(B) of Regulation S-K. Given your stated reason for presenting these measures, and the extent to which your adjustments correlate to those presented on page 72, we would like to understand why you have not viewed operating cash flows as more comparable than net income.

21. We understand from the reconciling adjustments on page 72 that, although you had $(192) million, $130 million, and $59 million in actual cash flows pertaining to derivatives during the years ended December 31, 2012, 2011 and 2010, in computing your non-GAAP measures of Adjusted EBITDA to indicate the cash distributions you expect to make to unitholders, you limit commodity derivative adjustments to unrealized and cancelled positions, thereby retaining the GAAP-based activity for settled derivatives shown on pages 41 and 47 of $381 million, $230 million, and $308 million for these years. Given your stated reason for presenting the measures, tell us how opting for accrual-based rather than cash-based *realized* derivative components is consistent with your cash-oriented objective. We note disclosure in the last paragraph on page 33 stating that changes in fair values of *unrealized* derivatives are eliminated as non-cash items.

22.   We see that your non-GAAP measure of Adjusted EBITDA includes the operating cash flows of businesses or properties acquired pertaining to periods in advance of your ownership. We understand that you have negotiated effective dates prior to acquisition dates which give rise to these purchase price adjustments. However, it is not clear to us why inclusion of these amounts is consistent with your stated reason for presenting the non-GAAP measures, or characterization as historical cash activity. By including cash flows attributable to periods prior to obtaining control, it appears that you have presented measures with a pro forma or forward-looking quality. Tell us why you believe including these adjustments is useful to indicate cash distributions on a historical basis.

23.   The disclosure in footnote 4 on page 58 indicates that your adjustments to eliminate the effect of unrealized gains and losses on commodity derivatives in computing your non-GAAP measures of Adjusted EBITDA include "premiums associated with put option contracts over time." Please explain how the measures resulting from this practice correlate with your caption of gains and losses (i.e., net change in fair value for the period), clarify the manner by which the premiums are reflected in the measures *over time* and submit a schedule with details of your underlying computations to illustrate your methodology.

24.   Please explain why the adjustment for total gains in 2010 appearing in your reconciliation of net income to operating cash flows on page 72 does not agree with the corresponding figures shown on pages 70 and 47, while total gains for 2011 and 2012 per page 72 do agree with the amounts on pages 70 and 41.

Adjusted Net Income, page 58

25.   We note your disclosure explaining that you utilize your non-GAAP measure of Adjusted Net Income to evaluate the operational performance of your oil and gas properties without consideration of various items that are recognized under GAAP, including *unrealized* gains and losses on derivatives. However, we see that you have not excluded *realized* gains and losses on commodity derivatives in computing these measures. Given the periodic nature of both realized and unrealized gains and losses on derivatives that are adjusted to fair value each period we would like to understand your rationale and methodology.

        Please explain why you believe reflecting only the current period change in derivatives that are settled while excluding the prior period change in the same instruments does not constitute an inconsistent approach. If you are presenting realized gains as if you had been applying hedge accounting and were reclassifying accumulated unrealized gains and losses from other comprehensive income, then please submit a schedule that rolls forward activity in both realized and unrealized accounts for all periods; and provide an explanation for any aspects of your computation of gains and losses that differ from GAAP.

26.   We note that you have several adjustments in reconciling net income or loss to your non-GAAP measure of Adjusted Net Income which appear to be similar to adjustments for which you provided footnote clarification in computing your non-GAAP measure of Adjusted EBITDA. Tell us why you have not provided comparable footnote clarification in presenting Adjusted Net Income.

Quantitative and Qualitative Disclosures About Market Risk, page 64

27.   You have elected to provide a sensitivity analysis for the fair value of commodity derivatives among the alternatives available to satisfy the disclosure requirements of Item 305(a)(1) of Regulation S-K. However, your disclosures appear to be limited to only those instruments that you expect to settle during the next twelve months. We also note that you have not provided summarized market risk information for the preceding fiscal year as required under Item 305(a)(3) of Regulation S-K. Please expand your disclosure to provide a sensitivity analysis for all of your commodity derivatives and to include comparative information as of the end of the prior year. The "selected period of time" prescribed for these disclosures may be applied to commodity derivatives based on the period in which they are scheduled to settle but is not intended to limit your disclosures about market risk. You are required to discuss material limitations that cause this information to not reflect fully your net market risk exposures to comply with Item 305(a)(2) of Regulation S-K.

28.   Please expand your disclosures to discuss the model, assumptions, and parameters necessary to understand the sensitivity analyses that you provide. See Item 305(a)(ii)(B) and Instruction 3.F to paragraph 305(a).

29.   You disclose that you enter into derivative contracts to provide an economic hedge of the risk related to future commodity prices, although you do not indicate the objective or strategy relative to the portion of production that you seek to cover with these instruments nor the rationale for transactions in which you have paid premiums to increase the settlement prices that you would receive on instruments already held. We also understand from your April 1, 2013 Website Publication that you do not intend to acquire put options in 2013 even though this has been your practice in the past. Therefore, it appears you would need to expand your disclosure to address each of these matters to comply with Item 305(b)(ii) and (iii) of Regulation S-K.

Financial Statements

Note 7 - Derivatives, page 88

30.   You disclose that you utilize derivative instruments to minimize the variability in cash flow due to commodity price movements. However, the derivative-related activity that

you report on page 72 shows material fluctuations in cash flow from period-to-period, showing an outflow of $193 million in 2012, and inflows of $130 million in 2011, and $58 million in 2010. We also note that premiums paid for derivatives in 2012 of $583 million were substantially higher than in either 2011 or 2010, when you reported $134 million and $120 million. Given the guidance in FASB ASC 815-10-50-1(a) and (c)(2) and (3), please explain more thoroughly your strategy to correlate the pattern of expenditures with the objective of minimizing variability in cash flow.

31.   With regard to the observations raised in the preceding comment, and the guidance in FASB ASC 815-10-50-1A, please also submit any information that would provide context for understanding your objective and strategy.

32.   Please explain how the terms of your commodity derivatives, when acquired or modified, compare to market terms. Please identify the factors underlying the price paid to acquire or subsequently modify the terms of these instruments. To the extent they reflect off-market terms, please explain your application of FASB ASC 815-10-45-11 and 12 and 15 in reporting any financing elements in your Statements of Cash Flows. Please be sure to address those instances of having paid incremental amounts to increase settlement prices.

33.   Please submit an analysis showing the impact of all transactions (segregated by type) in which you acquired or sold derivatives on operating, investing and financing cash flows for each period presented in your filing. Please explain how the premiums paid to acquire derivatives or any payments made to adjust exercise prices or settlement prices, have aligned with your objective and strategy.

Form 8-K filed February 21, 2013

34.   Tell us the extent to which your non-GAAP measure of PV-10, disclosed in Schedule 4 on page 12 of Exhibit 99.1, reflects the costs of the derivative instruments associated with the adjustment that you made to the standardized measure of discounted future net cash flows. Please also tell us the extent to which you have adjusted the standardized measure of discounted future net cash flows for the estimated costs of acquiring commodity derivatives in the future, to cover any production that is not covered by those instruments currently held.

35.   Please tell us the extent to which the weighted average hedged prices received for natural gas, oil and natural gas liquids disclosed on page 10 of your February 21, 2013 Website Presentation Supplemental Q4 2012 Financial and Operation Results reflect the costs of the hedging instruments.

Form 8-K filed February 15, 2013

36.   We note that you have provided an explanation for some of your accounting in the
        document attached as Exhibit 99.1, which you also posted to your website. Please
        address the following observations of the disclosures you have made.

    •   The second, third and fifth points under the Fact #2 heading include the
            statements "Amortization of puts is a non-cash expense and should not be
            deducted from EBITDA," " LINN considers the cost of puts as a "capital"
            investment," and "The cost of LINN's puts is deducted from Net Income over
            time." Please reconcile this information to the accounting policy notes disclosed
            on pages 62 and 76 of your Form 10-K which indicate that you account for
            derivative instruments at fair value with the periodic changes in fair value
            recorded in earnings.

    •   Tell us the mechanism by which you are amortizing the costs of commodity
            derivatives; how your GAAP accounting is consistent with your view of put
            options as capital investments, and the manner by which the costs of these
            instruments are being recognized over time.

Website Presentations

April 1, 2013: LINN Energy Response to Another Round of Short Seller Comments

37.   We note that you have provided an explanation for some of your accounting in the April
        1, 2013 Website Presentation "Supplemental Information 04-01-13." Please address the
        following observations of the disclosures you have made.

    •   The second point under the first heading on page 2 explains that the only material
            reconciling item between operating cash flows and non-GAAP Distributable Cash
            Flow is premiums paid for derivatives. We see that you have also presented the
            reconciliation on page 3. However, in your February 21, 2013 Website
            Presentation you reconciled this non-GAAP measure indirectly to net income
            (using Adjusted EBITDA), rather than operating cash flow. Tell us which of the
            two GAAP measures you consider to be most comparable to your non-GAAP
            measures and appropriately utilized in the presentation and reconciliation required
            to comply with §244.100(a) of Regulation G. Please explain how you are able to
            support your view and both presentations.

    •   We note your non-GAAP Distributable Cash Flow metric which excludes the
            premiums paid for derivatives. Given that the cost of the commodity derivatives
            are necessary to achieve the cash inflows you present, tell us how not counting

amounts paid for these instruments results in an accurate measure of cash flow that is available for distribution.

- The third point on page 3 states "LINN views puts as a "capital" cost and considers the premiums it pays for derivatives as part of the investment in its business." We note similar language in the Exhibit attached to the Form 8-K that you filed on February 15, 2013. Tell us how your view is consistent with the definitions of a derivative and financial instruments in FASB ASC 815-10-15-83 through 139 and the glossary at 815-10-20, the accounting prescribe by GAAP, and the reasons you disclose for holding these instruments under the Derivatives Instruments and Commodity Price Risk headings on pages 62 and 64 of your Form 10-K.

- On page 6 you include several reasons why DD&A is higher than your maintenance capital expenditures. Please explain why you have listed the value of proved undeveloped reserves as one of these reasons.

February 21, 2013: Supplemental Q4 2012 Financial and Operational Results

38. We see that you have presented the non-GAAP measure of Distributable Cash Flow on page 8 of the February 21, 2013 Website Presentation "Fourth Quarter 2012 Supplemental Financial and Operational Results." We would like to understand your adjustment for maintenance capital expenditures and the relationship between your non-GAAP measures and actual distributions.

Please explain how the maintenance capital expenditures have been computed and how these compare to total capital expenditures made for 2012. As you indicate elsewhere that these are the costs expected to hold reserves and production levels flat, it would be helpful to understand the time horizon applied in making this assessment. Therefore, please indicate the period over which the effects of your maintenance capital expenditures are expected to be realized, and describe any differences in the production curves expected to be associated with the underlying projects, relative to those exhibited by your properties historically. Please also identify the historic period and production levels of reference used in formulating your expectation. Finally, please reconcile maintenance capital expenditures to the most comparable measure presented in accordance with GAAP; and explain how non-GAAP Distributable Cash Flow relates to your periodic distributions.

39. Tell us why you believe the non-GAAP measures of Distribution Coverage Ratio and Distributable Cash Flow per unit would not be more meaningfully correlated or compared with actual (GAAP) measures of cash flow.

40.   We see that you have presented the non-GAAP measure of Combined Revenues on page 16 of the February 21, 2013 Website Presentation "Fourth Quarter 2012 Supplemental Financial and Operational Results." Explain to us your reasons for excluding unrealized gains and losses on commodity derivatives, while including realized gains and losses, given that you have disclosure in your annual report indicating the unrealized measures include premiums paid to acquire these instruments. In this regard, we would like to understand why you believe this does not constitute an inconsistent approach in reporting the effects of your derivative activities as they relate to sales of your oil and gas.

41.   Please clarify the extent to which your measures of realized gain and loss on derivatives include both the cost of premiums paid to acquire derivatives and value changes in commodity derivatives recognized in earlier periods as unrealized gains and losses. If the premiums or previously recognized changes in value have been excluded in computing your measures of realized gain and loss, then explain why these are not also identified as non-GAAP measures.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/H. Roger Schwall for

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
        Sean T. Wheeler
        Latham & Watkins LLP

        Via E-mail
        Kelly B. Rose
        Baker Botts L.L.P.